SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

Press Release dated August 9, 2016 titled “Telecom Argentina S.A. announces consolidate six month period and second quarter results for fiscal year 2016”

FOR IMMEDIATE RELEASE
Market Cap P$53.2 billion August 9th, 2016
Contacts: Pedro Insussarry Solange Barthe Dennin (54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated six month period (‘1H16’) and second
quarter results for fiscal year 2016 (‘2Q16’)*

■	Consolidated Revenues amounted to P$25,406 million (+37.4% vs. 1H15); Fixed Data +67.1% vs. 1H15; Fixed Internet +36.8% vs. 1H15; and Mobile business in Argentina +34.4% vs. 1H15.

■	Mobile subscribers in Argentina: 20.0 million in 1H16 (+0.5 million vs. 1H15).

■	Mobile Value Added Services in Argentina (Internet and Data): +30.3% vs. 1H15; 62.4% of Service Revenues.

■	Mobile ARPU in Argentina increased to P$106.2 per month in 1H16 (+22.9% vs. 1H15).

■	ADSL ARPU increased to P$254.3 per month in 1H16 (+33.8% vs. 1H15); monthly churn reached 1.5% in 1H16.

■	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$21,705 million (+41.3% vs. 1H15).

■	Operating Income Before Depreciation and Amortization reached P$6,755 million (+31.5% vs. 1H15), 26.6% of consolidated revenues.

■	Net Income amounted to P$1,737 million (-12.2% vs. 1H15). Net Income attributable to Telecom Argentina amounted to P$1,725 million (-11.8% vs. 1H15), influenced by higher depreciation and amortization costs due to higher capex.

■	Capex increased to P$4,495 million in 1H16 (+84.7% vs. 1H15, excluding spectrum payment executed in 2Q15), equivalent to 17.7% of Consolidated Revenues.

■	Net Debt: P$5,422 million, an increase of P$4,344 million vs. 1H15, after Telecom Argentina´s cash dividend distribution in 2Q16 and higher payments of capex.

*Unaudited non financial data	1	www.telecom.com.ar

Buenos Aires, August 9, 2016 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,737 million for the six month period ended June 30, 2016, or -12.2% when compared to 1H15. Net income attributable to Telecom Argentina amounted to P$1,725 million (-11.8% vs. 1H15).

During 1H16, Consolidated Revenues increased by 37.4% to P$25,406 million (+P$6,910 million vs. 1H15), mainly fueled by the Fixed Data and Broadband businesses and Mobile Services. Moreover, Operating Income reached P$3,721 million (+P$573 million or +18.2% vs. 1H15).

Consolidated Operating Revenues

Mobile Services

As of June 30, 2016 clients amounted to 22.5 million vs. 21.9 million as of 1H15.

Third parties Revenues amounted to P$18,350 million (+35.5% vs. 1H15) thanks to the innovative commercial strategy that promotes the consumption of value added services (‘VAS’) through a wide offer of 4G Smartphones and data plans suitable to all clients.

Telecom Personal in Argentina

As of June 30, 2016, Personal reached 20.0 million subscribers in Argentina vs. 19.4 million in 1H15, where postpaid clients represented 33% of the subscriber base.

In 1H16, third parties Revenues reached P$17,096 million (+P$4,373 million or +34.4% vs. 1H15) while Service Revenues (excluding equipment sales) amounted to P$13,158 million (+25.4% vs. 1H15), with 62.4% corresponding to VAS revenues (vs. 60.1% as in 1H15). VAS revenues amounted to P$8,210 million (+30.3% vs. 1H15). Moreover, handset sales increased by +76.4% vs. 1H15, reaching P$3,938 million, equivalent to 23.0% of total revenues.

In relation to the transformation that clients are experiencing in their communications and entertainment using 4G technology, Personal introduced the new concept of Datacentric plans, with a focus on more Data available, unlimited SMS, unlimited on-net calls, national long distance calls at local calls, among others. Due to a higher consumption of VAS, the average monthly revenue per user (‘ARPU’) amounted to P$106.2 during 1H16 (+22.9 % vs. 1H15).

This Datacentric plans evolution, together with a wide variety of 4G Smartphones at competitive and reachable prices for the mass market, will allow not only Internet access

2	www.telecom.com.ar

to a larger part of the population, but also a progressive decongestion of the 3G network and consequently, an improvement in voice service quality.

Commercial Initiatives

During 2Q16, as part of the strategy implemented for the sale of devices, Personal released a SIM-free Smartphones offer with special benefits for prepaid clients. Moreover, during the ‘Father’s Day Campaign’ 2x1 promotions in 4G devices were launched.

Additionally, and with the aim of consolidating the e-commerce strategy, Personal participated in the online discount offers organized by the ‘Cámara Argentina de Comercio Electrónico’, named ‘Hot Sale’, where it offered an exclusive presale for the most trendy smartphones.

Regarding Personal’s strategy of innovation and making available the best content for clients, Personal reached an agreement with Netflix, offering for its premium clients, three months free of charge for the HD service.

Furthermore, Personal introduced a special offer in international roaming tariffs for clients who traveled to United States during the ‘Copa América’ football championship.

Continuing with the development of its services, Personal followed with the deployment of the 4G/LTE technology network and infrastructure throughout the country, where it incorporated the cities of Bahía Blanca, Neuquén and San Juan, among others. Nowadays, more than 3 million customers can experience the 4G service.

Finally, anticipating the new ‘IoT’ (Internet of the things) services, Personal took part as technological partner of the first connected car manufactured in the country, in alliance with General Motors. Moreover, Personal offers the M2M platform for Companies who want to include this service to its business.

Lastly, as part of its strategy associated to sports, Personal presented during 2Q16, special benefits in devices associated to the sponsorship of the national Rugby team, the Volleyball team and the World Rally in the province of Cordoba.

Telecom Personal in Paraguay (‘Núcleo’)

As of June 30, 2016, Núcleo’s subscriber base reached 2.6 million clients (+1.7% vs. 1H15). Prepaid and postpaid customers represented 80% and 20%, respectively.

Núcleo generated revenues from third parties equivalent to P$1.254 million during 1H16 (+52.2% vs. 1H15). VAS revenues amounted to P$651 million (+59.2% vs. 1H15) representing 57.7% of 1H16 service revenues (vs. 54.0% in 1H15). The evolution of Núcleo’s sales measured in pesos was affected by the appreciation of the Guarani respect to the Peso.

3	www.telecom.com.ar

Fixed Services (Voice, Data & Internet)

During 1H16, revenues generated by fixed services amounted to P$7.056 million, +42.6% vs. 1H15; with Data revenues (+67.1% vs. 1H15) and Internet (+36.8% vs. 1H15) growing the most in the segment.

Voice

Total service revenues reached P$2.751 million in 1H16 (+36.7% vs. 1H15). This increase combines price increases in the corporate segment as well as in the retail segment, which became effective as of May 2016.

As a result, the average monthly revenue billed per user (‘ARBU’) reached P$87.3 in 1H16, +39.7% vs. 1H15.

Revenues generated by measured services totaled P$1,010 million, an increase of P$154 million or +18.0% vs. 1H15 mainly due to a higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$1,034 million, an increase of P$406 million or +64.6% vs. 1H15 due to the above mentioned price increases in the corporate and retail segments. The customer base remained relatively stable at 4 million lines in service.

Fixed and mobile interconnection revenues amounted to P$429 million (+36.6% vs. 1H15). Meanwhile, other revenues totaled P$278 million (+29.9% vs. 1H15). Both revenue lines were affected by price increases related to the FX variation as these services are denominated in foreign currency.

Regarding the fixed service for residential clients, Telecom continued promoting during 1H16 a new offer of flat rate plans that includes unlimited minutes for national long distance calls to other fixed lines and also to Personal mobile numbers.

Data and Internet

Data revenues (services mainly offered to Corporate segment and Government) amounted to P$1,402 million (+P$563 million or +67.1% vs. 1H15), gaining weight over total revenues of the fixed service and strengthening the position of Telecom as an integrated ICT provider. This increase was mainly due to the FX rate variations that affected those contracts that are adjusted by the $/U$S exchange rate.

Revenues related to Internet totaled P$2,838 million (+P$763 million or +36.8% vs. 1H15), mainly due to a commercial offer with higher speeds, (ultra broadband or UBB), where 10Mb leads the clients’ preference. In addition, 10 Mb or UBB subscriber base reached 31% of the customer base vs. 22% in 1H15.

As of June 30, 2016, Telecom increased to 1.8 million ADSL accesses (+0.7% vs. 1H15). These connections represented 45.2% of Telecom’s fixed lines in service. In addition,

4	www.telecom.com.ar

ADSL ARPU reached P$254.3 in 1H16, +33.8% when compared to 1H15 while the monthly churn rate resulted in 1.5% in 1H16 vs. 1.4% in 1H15.

Similar to the mobile service, Telecom added to its commercial offer Arnet Wifi service high speeds together with a subscription to Spotify Premium and an alliance with Netflix, the main Internet video streaming content provider in the world. This new offer allows Arnet clients to enjoy three months free of charge of Netflix HD.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$21,705 million in 1H16, an increase of P$6,346 million, or +41.3% vs. 1H15 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a loss of P$140 million in 1H16 vs. a gain of P$3 million in 1H15). This increase is mainly a consequence of higher labor costs, costs of handset sold and Interconnection costs, these last ones associated to the FX evolution.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$4,435 million (+36.1% vs. 1H15), mainly affected by increases in salaries to unionized and to non-unionized employees together with the social security contributions. Total employees at the end of the period amounted to 16,381.

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,330 million, +32.9% vs. 1H15. This increase resulted from higher costs related to fixed interconnection costs and international outbound calls associated to the Peso devaluation.

- Fees for services, maintenance, materials and supplies amounted to P$2,335 million (+24.9% vs. 1H15), mainly due to costs’ increases in technical maintenance and systems licenses, partially associated to the effect of the devaluation of the Peso versus the US dollar.

- Taxes and fees with regulatory authorities reached P$2,494 million (+34.6% vs. 1H15), impacted mainly by higher revenues, by an increase in the tax rate on turnover taxes, higher municipal taxes, as well as higher bank debit and credit taxes related to collection flows and suppliers payments.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$1,850 million (+32.5% vs. 1H15), mainly due to the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in handset sales. Agent commissions capitalized as SAC amounted to P$674 million (+31.4% vs. 1H15).

- Cost of handsets sold totaled P$3,083 million (+77.7% vs. 1H15), due to handsets sales with higher costs unit prices, impacted by a higher FX rate. Deferred costs from SAC amounted to P$56 million (+33.3% vs. 1H15).

- Advertising amounted to P$371 million (+P$1 million vs. 1H15).

5	www.telecom.com.ar

- Depreciation and Amortization and Results on disposal and write-down of PP&E reached P$3,034 million (+52.7% vs. 1H15). PP&E depreciation amounted to P$1,982 million (+42.5% vs. 1H15) resulting from the incorporation of assets related to the investment plan that the Group has been executing; amortization of SAC and service connection costs totaled P$706 million (+54.5% vs. 1H15); meanwhile, amortization of 3G/4G licenses amounted P$193 million (+47.3% vs. 1H15) and amortization of other intangible assets reached P$13 million (+18.2% vs. 1H15).

- Other Costs totaled P$2,773 million (+46.7% vs. 1H15). This increase was mainly due to VAS costs that totaled P$792 million (+32.7% vs. 1H15), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$518 million (+84.3% vs. 1H15) mainly influenced by the financing plans for the sale of handsets in the mobile business. Bad debt expenses represented 2.4% of consolidated costs and 2.0% of consolidated revenues.

Consolidated Financial Results

Net Financial Results amounted to a loss of P$1,046 million, an increase of P$927 million vs. 1H15. This was mainly due to a higher debt position that generated higher losses in net financial interests of P$681 million in 1H16 (-P$594 million vs. 1H15) and losses of FX results net of NDF instruments for P$558 million in 1H16 (vs. a loss of P$142 million in 1H15) mainly due to peso depreciation that occurred in December 2015. Meanwhile, gains on mutual funds and other investments amounted to P$232 million (+P$102 million vs. 1H15).

Consolidated Net Financial Position

As of June 30, 2016, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) resulted in a Debt of P$5,422 million, a variation of P$4,344 million when compared to the Net Financial Position as of June 30, 2015, after the cash dividend payment of P$700 million distributed in May 2016 and higher payments of capex.

Capital Expenditures

During 1H16, the Company invested P$4,495 million (+84.7% vs. 1H15 without considering the spectrum payment of P$2.256 million occurred in 2Q15). Of this amount, P$1,403 million were allocated to Fixed Services and P$3,092 million to Mobile services, focusing on maximizing network capacity with the aim of enhancing the customer experience and quality of current and future services. In relative terms, Capex reached 17.7% of consolidated revenues vs. 13.2% in 1H15 without considering the payment of 4G licenses that was made in 2015.

During 1H16, the Company expanded by 80% the capacity of the 3G network in the City of Buenos Aires and the Greater North Buenos Aires area, for which it carried out a technological reconversion of its entire network infrastructure. As part of the development of its strategic plan, an equipment modernization across the country was also implemented. The expansion of the 3G network capacity will result in a significant

6	www.telecom.com.ar

improvement in the quality of voice and data services, maximizing the use of spectrum that was awarded in 2014 and 2015.

In addition, Personal continued with the deployment of its network infrastructure and the 4G/LTE technology throughout the country covering all provincial capitals, and reaching 70% of the population in those locations.

All of these initiatives enabled the Company to double the capacity of its mobile network over the last year and a half, in order to cope with the exponential increase in data traffic that has been occurring over the last years, and that is expected to continue growing in at hand of massive use of smartphones.

The greatest challenge for the coming years is to continue with the deployment of 4G/LTE launched in December 2014, with an emphasis to reach quality standards by means of enhancing the power 3G/HSDPA+ networks with the objective of increasing capacity, coverage, efficiency, and to optimize the user experience of our customers.

Regarding the access network, the Company continued with the deployment of fiber optic infrastructure (FO) in the different architectures and technologies, according to the demands and situations of the different geographical areas. In order to connect to the mobile network base stations, Telecom continued with the deployment of urban access’ FO rings, in specific centrals and locations. Also, the deployment of ‘ultra broadband’ continued with new technologies that allow the expansion of network capacity throughout the country, together with higher speeds and security for our customers.

Relevant Matters

Dividend Payment

The Company’s Board of Directors on its meeting held on April 29, and in accordance to the powers delegated to it by the General Shareholders’ Meeting, decided to withdraw the amount of P$700,000.000 of the ‘Reserve for Future Cash Dividends’ and to distribute that amount as cash dividends. That was made available to Shareholders’ as from May 13, 2016 and the amount distributed was equivalent to P$0.7222752541 per outstanding share in circulation and P$3.61 per ADR.

Resolution No. 38/16: Virtual Mobile Operators Regulation

Resolution No. 38/16, issued by the Ministry of Communications on May 5, 2016, approved the new Virtual Mobile Operators Regulation (‘VMO’) and nullified Resolution SC No. 68/14, that had previously approved the Regulation of Virtual Mobile Operators by the former Secretary of Communications.

The mentioned Resolution sets that Network Mobile Operators (‘NMO’), which have the spectrum and infrastructure (among them, Personal), shall present, within 120 days since the date of issuance of the Resolution, a Reference Offer (‘the RO’) for those interested in providing VMO services. The RO shall be annually published in the NMO and Regulatory Authority institutional web sites, and shall provide the economical and technical conditions (that must be freely established between the parties, reasonable, and non discriminatory terms), clearly stating the price and conditions of the services to

7	www.telecom.com.ar

be provided.

This new Regulation applies for Mobile Communications Services (SCM), which includes Mobile Telephony Service (STM), Cellular Mobile Radiocommunications Service (SRMC), Personal Communications Service (PCS) and Mobile Advanced Communications Service (SCMA). The Resolution also provides the modalities and procedures for the subscription of Service Agreements between the NMO and the VMO, that will state the terms and conditions for the NMO to provide the VMO access to its telecommunications networks and, if needed, network interconnection.

Decree No. 798/16: National Plan to develop Competitive Conditions and Mobile Communication Services Quality

On June 22, 2016 Decree No. 798/16 was approved with the aim of reaching efficiencies in the market, with services quality at fair and reasonable prices. In this sense, the Ministry of Communications should in 90 days: -update the General Rules for clients of Mobile Communication Services; -incorporate into the General Universal Service Rules, the priority to consider eligible programs with funds from the Universal Service to projects developed in those municipalities that have adopted the rules proposed in the ‘Código de Buenas Prácticas para el Despliegue de Redes de Comunicaciones Móviles’; -prepare a National Contingency Plan for disaster events; -update the National Interconnection Rules and the Telecommunication Services Licenses Rules and –update the Number Portability Regime; among other tasks.

Moreover, through this Decree, the Agency of Administration of Public Estate (‘Agencia de Administración de Bienes del Estado’) is instructed, as the principal body of the Public Real State administration, to perform procedures, administrative acts and respective recruitments to provide places for the installation of antennas in public buildings, such as terraces, roofs, towers which are suitable for the installation of the antenna structure, equipment and installations associated to ICT services. Meanwhile, a Commission for the deployment follow-up and the Mobile Advanced Communications Service (SCMA) quality will be created, and it will be integrated by three members of ENACOM and three members of Ministry of Communications.

Other Relevant Matters

Mobile Internet Access Plan

As of July 18th, 2016, a new offer of 4G handsets associated with the program ‘Ahora 12’, and at accessible prices was presented, regardless of the service plan chosen by the customer. In addition, the customer will receive a start up benefit of P$240 credit for voice, SMS or browsing. This action is part of the Mobile Internet Access Plan, launched by the Communication and Production National Ministries and involves the three operators. The objective is that 8 million customers replace their 2G and 3G handsets for 4G devices, allowing an important decongestion of the network.

Income tax on dividend payments removal

Law No. 26,893 and Decree No. 2,334 / 13 stated that dividends and profits, in cash or in any kind -except in shares or share participation - distributed by companies and other

8	www.telecom.com.ar

entities established in the country made available as from September 23rd, 2013, were subject to a withholding tax of 10%, excluding dividends received by corporations and other local entities, that continued not computable for the purposes of the tax.

The Law No. 27,260 revoked the above mentioned disposition so that as from July 23rd, 2016 all dividends and profits, in cash or in any kind, distributed by companies and other entities established in the country (as is the case of Telecom Argentina), regardless their beneficiary are not subject to the aforementioned tax.

*********

9	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Qwnership Structure

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2016, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Luis F. Rial Ubago	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Mariano Marcelo Ibáñez

Chairman

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Six month period and Second Quarter - Fiscal Year 2016
(In million of Argentine pesos)

1- Consolidated Balance Sheet

	06/30/16	12/31/15	Δ $	Δ %
Cash and cash equivalents	489	870	(381)	-43.8%
Investments	751	1,430	(679)	-47.5%
Trade receivables	7,731	5,663	2,068	36.5%
Other Receivables	1,119	1,336	(217)	-16.2%
Inventories	2,469	2,193	276	12.6%
Total current assets	**12,559**	**11,492**	**1,067**	**9.3%**
Financial Investments	84	323	(239)	-74.0%
Trade receivables	351	481	(130)	-27.0%
Property, plant and equipment ('PP&E')	20,375	17,963	2,412	13.4%
Intangible assets	7,618	7,659	(41)	-0.5%
Other Receivables	690	547	143	26.1%
Total non-current assets	**29,118**	**26,973**	**2,145**	**8.0%**
Total Assets	**41,677**	**38,465**	**3,212**	**8.4%**
Trade payables	10,030	9,873	157	1.6%
Deferred revenues	385	477	(92)	-19.3%
Financial debt	6,398	3,451	2,947	85.4%
Salaries and social security payables	1,261	1,261	-	0%
Income tax payables	568	439	129	29.4%
Other taxes payables	884	1,153	(269)	-23.3%
Dividend Payable	1,300	-	1,300	-
Other liabilities	53	53	-	0%
Provisions	220	207	13	6.3%
Total current liabilities	**21,099**	**16,914**	**4,185**	**24.7%**
Trade payables	31	52	(21)	-40.4%
Deferred revenues	458	457	1	0.2%
Financial debt	348	1,449	(1,101)	-76.0%
Salaries and social security payables	144	157	(13)	-8.3%
Deferred income tax liabilities	601	550	51	9.3%
Income tax payables	8	10	(2)	-20.0%
Other liabilities	125	101	24	23.8%
Provisions	1,276	1,165	111	9.5%
Total non-current liabilities	**2,991**	**3,941**	**(950)**	**-24.1%**
TOTAL LIABILITIES	**24,090**	**20,855**	**3,235**	**15.5%**
Equity attributable to Telecom Argentina (Controlling Company)	**17,074**	**17,194**	**(120)**	**-0.7%**
Non-controlling interest	513	416	97	23.3%
TOTAL EQUITY	**17,587**	**17,610**	**(23)**	**-0.1%**
TOTAL LIABILITIES AND EQUITY	**41,677**	**38,465**	**3,212**	**8.4%**

2- Consolidated Loans

	06/30/16	12/31/15	Δ $	Δ %
Bank overdraft - principal (Personal)	3,824	3,062	762	24.9%
Bank overdraft - principal (Telecom Argentina)	794	-	794	-
Bank overdraft - principal (Núcleo)	-	84	(84)	-100.0%
Banks loans (Personal)	587	-	587	-
Banks loans (Nucleo)	458	193	265	137.3%
Notes - principal (Personal)	567	-	567	-
Accrued interest (Personal)	120	104	16	15.4%
Accrued interest (Núcleo)	13	8	5	62.5%
Accrued interest (Telecom Argentina)	35	-	35	-
Total Current Loans	**6,398**	**3,451**	**2,947**	**85.4%**
Notes - principal (Personal)	148	713	(565)	-79.2%
Banks loans - principal (Personal)	-	509	(509)	-100.0%
Banks loans -principal (Nucleo)	200	227	(27)	-11.9%
Total Non Current Loans	**348**	**1,449**	**(1,101)**	**-76.0%**
Total Loans	**6,746**	**4,900**	**1,846**	**37.7%**
Cash and cash equivalents, and Financial Investments	1,324	2,623	(1,299)	-49.5%
Net Financial Position - (Debt)	**(5,422)**	**(2,277)**	**(3,145)**	**138.1%**

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Six month period and Second Quarter - Fiscal Year 2016
(In million of Argentine pesos)

3- Consolidated Income Statements

	06/30/16	06/30/15	Δ $	Δ %
Revenues	**25,406**	**18,496**	**6,910**	**37.4%**
Other income	20	11	9	81.8%
Total Revenues & Other Income	**25,426**	**18,507**	**6,919**	**37.4%**
Consolidated Operating Costs	(21,705)	(15,359)	(6,346)	41.3%
Operating income	**3,721**	**3,148**	**573**	**18.2%**
Finance results, net	(1,046)	(119)	(927)	-
Net income before income tax expense	**2,675**	**3,029**	**(354)**	**-11.7%**
Income tax expense	(938)	(1,051)	113	-10.8%
Net income	**1,737**	**1,978**	**(241)**	**-12.2%**
Attributable to:				
Telecom Argentina (Controlling Company)	1,725	1,956	(231)	-11.8%
Non-controlling interest	12	22	(10)	-45.5%
Operating income before D&A	**6,755**	**5,135**	**1,620**	**31.5%**
As % of Revenues	26.6%	27.8%		

Finance Income and Expenses	06/30/16	06/30/15	Δ $	Δ %
Finance Income				
Interest on time deposits	-	7	(7)	-100.0%
Gains on investments (Notes and Bonds)	206	69	137	198.6%
Gains on Mutual Funds	26	61	(35)	-57.4%
Interest on receivables	151	90	61	67.8%
Foreign currency exchange gains	100	39	61	156.4%
Total finance income	**483**	**266**	**217**	**81.6%**
Finance expenses				
Interest on financial debt - Personal	(588)	(71)	(517)	-
Interest on financial debt - Telecom Argentina	(84)	-	(84)	-
Interest on financial debt - Nucleo	(29)	(12)	(17)	141.7%
Interest on salaries and social security, other taxes ana accounts payable	(14)	(12)	(2)	16.7%
Interest on Provisions	(117)	(89)	(28)	31.5%
Present value effect of salaries and social security and other taxes payables and other liabilities	(2)	(2)	-	0%
Quinquennial financial costs	(19)	(14)	(5)	35.7%
Foreign currency exchange losses	(658)	(181)	(477)	-
TUVES' shares purchase option	(10)	-	(10)	-
Others	(8)	(4)	(4)	100.0%
Total finance expenses	**(1,529)**	**(385)**	**(1,144)**	**-**
	(1,046)	(119)	(927)	-

4- Consolidated Income Statements
Three Months Comparison

	06/30/16	06/30/15	Δ $	Δ %
Revenues	**12,951**	**9,624**	**3,327**	**34.6%**
Other income	9	4	5	125.0%
Total Revenues & Other Income	**12,960**	**9,628**	**3,332**	**34.6%**
Consolidated Operating Costs	(11,236)	(8,160)	(3,076)	37.7%
Operating income	**1,724**	**1,468**	**256**	**17.4%**
Finance results, net	(489)	(30)	(459)	-
Net income before income tax expense	**1,235**	**1,438**	**(203)**	**-14.1%**
Income tax expense	(433)	(501)	68	-13.6%
Net income	**802**	**937**	**(135)**	**-14.4%**
Attributable to:				
Telecom Argentina (Controlling Company)	800	928	(128)	-13.8%
Non-controlling interest	2	9	(7)	-77.8%
Operating income before D&A	**3,361**	**2,501**	**860**	**34.4%**
As % of Revenues	26.0%	26.0%

12	www.telecom.com.ar

13	www.telecom.com.ar

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Six month period and Second Quarter - Fiscal Year 2016
(In million of Argentine pesos)

7- Consolidated Income Statements

	06/30/16	06/30/15	Δ $	Δ %
Revenues	25,406	18,496	6,910	37.4%
Other income	20	11	9	81.8%
Total Revenues & Other Income	**25,426**	**18,507**	**6,919**	**37.4%**
Employee benefit expenses and severance payments	(4,435)	(3,258)	(1,177)	36.1%
Interconnection costs and other telecommunication charges	(1,330)	(1,001)	(329)	32.9%
Fees for services, maintenance, materials and supplies	(2,335)	(1,869)	(466)	24.9%
Taxes and fees with the Regulatory Authority	(2,494)	(1,853)	(641)	34.6%
Commissions	(1,850)	(1,396)	(454)	32.5%
Cost of equipments and handsets	(3,083)	(1,735)	(1,348)	77.7%
Advertising	(371)	(370)	(1)	0.3%
Cost of Value Added Services	(792)	(597)	(195)	32.7%
Provisions	(81)	(167)	86	-51.5%
Bad debt expenses	(518)	(281)	(237)	84.3%
Other operating expenses	(1,382)	(845)	(537)	63.6%
Subtotal Operating costs	**(18,671)**	**(13,372)**	**(5,299)**	**39.6%**
Operating income before D&A	**6,755**	**5,135**	**1,620**	**31.5%**
D&A	(2,894)	(1,990)	(904)	45.4%
Results on disposal of PP&E and write-down of PP&E	(140)	3	(143)	-
Operating income	**3,721**	**3,148**	**573**	**18.2%**
Finance Income	483	266	217	81.6%
Finance Expenses	(1,529)	(385)	(1,144)	-
Net income before income tax expense	**2,675**	**3,029**	**(354)**	**-11.7%**
Income tax expense	(938)	(1,051)	113	-10.8%
Net Income	**1,737**	**1,978**	**(241)**	**-12.2%**
Attributable to:				
Telecom Argentina (Controlling Company)	1,725	1,956	(231)	-11.8%
Non-controlling interest	12	22	(10)	-45.5%

15	www.telecom.com.ar

16	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 11, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations